Exhibit 99.1

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

NEWS

RiT TECHNOLOGIES REPORTS
Q4 AND 2011 FISCAL YEAR RESULTS

Tel Aviv, Israel – April 30, 2012 – RiT Technologies (NASDAQ: RITT) today announced its financial results for the fourth quarter and twelve months ended December 31, 2011.

Revenues for the fourth quarter of 2011 were $3.4 million, up 18% compared year-over-year with $2.8 million recorded in the fourth quarter of 2010, and down 9% compared sequentially with $3.7 million recorded in the third quarter of 2011.

Net loss for the quarter was $1.3 million ($0.28 per share on a basic and diluted basis) compared with $1.1 million ($0.28 per share on a basic and diluted basis) for the fourth quarter of 2010 and $854 thousand ($0.19 per share on a basic and diluted basis) for the third quarter of 2011.

For the twelve-month period, revenues increased by 20% to $13.7 million from $11.4 million in 2010. Net loss for the year was $3.9 million ($0.88 per share on a basic and diluted basis) compared with $3.5 million ($1.10 per share on a basic and diluted basis) for 2010. The results for the twelve-month period included a non-cash share-based compensation expense of $502 thousand, while the results of 2010 included a non-cash share-based compensation expense of $12 thousand.

Comments of Management
Commenting on the results, Dr. Vadim Leiderman, RiT’s President and CEO, said, “The fourth quarter was a period of increasing sales on a year-over-year basis together with the recruitment of qualified new sales personnel in our key territories. After the quarter, we launched our unique new CenterMind™ Data Center Infrastructure Management (DCIM) solution, a product that we believe will position us to succeed in the fast-growing data center market. Our Board of Directors has recently strengthened the Company’s management team and given it the task of forming a new strategy for building the business to a whole new level in the years ahead. We are currently finalizing the new strategy and expect to begin its execution in the near term.”

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

About RiT Technologies
RiT is a leading provider of comprehensive management solutions for today’s mission-critical data centers and communication rooms. Through the deployment of RiT’s integrated DCIM (data center infrastructure management), IIM (intelligent infrastructure management), SMART Cabling™ and EPV™ real-time infrastructure management solutions, companies enhance both CAPEX and OPEX, increase their efficiency and improve their automated processes. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world. RiT’s shares are traded on the Nasdaq exchange under the symbol RITT. www.rittech.com

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Moti Antebi, CFO
+972-77-270-7210
moti.antebi@rittech.com

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS (U.S GAAP)
(U.S dollars in thousands)

	December 31, 2011	December 31, 2010
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	884	1,391
Trade receivables, net	3,921	3,259
Other current assets	567	259
Assets held for severance benefits	0	7
Inventories	3,779	3,310
Total Current Assets	9,151	8,226

Long term Assets
Assets held for severance benefits	1,179	1,197
	1,179	1,197

Property and Equipment
Cost	3,406	3,298
Less - accumulated depreciation	3,167	3,038
	239	260

Total Assets	10,569	9,683

Liabilities and Shareholders' Equity
Current Liabilities
Short- term bank credits	0	0
Short-term Loan	162	259
Trade payables	2,470	2,391
Other payables and accrued liabilities	1,211	1,206
Liability in respect of employees' severance benefits	0	9
Total Current Liabilities	3,843	3,865

Other Liabilities
Principle shareholder convertible loan	400	1,519
Liability in respect of employees' severance benefits	1,291	1,368
	1,691	2,887
Total Liabilities	5,534	6,752

Shareholders' Equity
Share capital	1,126	854
Treasury stock	(27)	(27)
Additional paid-in capital	45,569	39,880
Accumulated deficit	(41,633)	(37,776)
Total Shareholders' Equity	5,035	2,931
Total Liabilities and Shareholders' Equity	10,569	9,683

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

STATEMENTS OF OPERATIONS (U.S GAAP)
(U.S dollars in thousands, except per share data)

	For the three		For the Year
	months ended		ended
	December 31,		December 31,
	(Unaudited)		(Unaudited)	(Audited)
	2011	2010	2011	2010
	U.S. $	U.S. $	U.S. $	U.S. $

Sales	3,363	2,849	13,720	11,400
Cost of sales	1,805	1,632	7,489	6,319
Gross profit	1,558	1,217	6,231	5,081

Operating costs and expenses:
Research and development:
Research and development, gross	508	448	1,871	1,976
Less - royalty-bearing participation	0	0	0	73
Research and development, net	508	448	1,871	1,903

Sales and marketing	1,451	1,294	5,684	4,581
General and administrative	876	567	2,463	2,012
Total operating expenses	2,835	2,309	10,018	8,496
Operating Loss	(1,277)	(1,092)	(3,787)	(3,415)
Financial Income (Loss), net	(39)	(10)	(102)	(71)
Other Income / (Loss)	32	0	32	0
Net Income (Loss)	(1,284)	(1,102)	(3,857)	(3,486)

Basic and Diluted net Loss per ordinary share	(0.28)	(0.28)	(0.88)	(1.10)

Weighted average number of ordinary shares, used to compute basic and diluted net loss per ordinary share	4,579,170	3,929,207	4,378,942	3,171,124